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                           EXHIBIT 7.3

May 2, 1996

The Board of Directors
c/o Mr. Charles Rickershauser
Chairman
PS Group, Inc.
4370 La Jolla Village Drive, Suite 1050
San Diego, CA  92122

Dear Sirs:

Your latest proxy discusses PS Group, Inc. (the "COMPANY") initiating "preliminary discussions with a specialized investment banking firm about the feasability of selling one or more of the Company's MD-80 and/or Boeing 737-300 aircraft." Since six of the seven MD-80s in the Company's fleet are currently leased to USAir, we presume that these discussions are based on a desire to lessen the Company's exposure to USAir as well as to seek ways to efficiently utilize the Company's tax loss and tax credit carryforwards. The Company has maintained for some time that the threat of a USAir bankruptcy requires it to maintain cash levels in excess of what would otherwise be needed by the business. This issue is cited as a primary reason for not making further cash distributions at this time. Although your opinion about USAir's prospects is not shared by us or the financial markets (based on the levels at which USAir's common stock and debt trade), we would anticipate that any transaction entered into by the Company to sell any or all of its aircraft with exposure to USAir would result in a cash distribution to shareholders equal to the amount of cash raised in the transaction or transactions, net of debt repayments on the related assets. Further, we would like to formally indicate our own interest in investigating an acquisition of the Company's aircraft that are subject to leases with USAir and request that you provide us with relevant information and data so that we may begin due diligence as soon as possible. We believe that it would be in the best interest of all shareholders if we had an opportunity to evaluate such information before any transaction with another party or parties was entered into by the Company.

We were very disappointed to see in your Annual Report that the Company expects to make planned capital additions in 1996 of "approximately $12 million, most of which relates to Statex acquiring and developing two new oil and gas fields with enhanced recovery potential." The Company's track record for allocating capital has been abysmal. For example, significant investments in Recontek and US Travel were both major disappointments. In our view, and we suspect in the view of many shareholders, an investment of the magnitude indicated in your Annual Report in a business as inherently risky as the oil and gas business is not in the best interest of shareholders. Excess capital available to the Company at this time should be returned to shareholders rather than risked in an investment that is so speculative in nature. If the opportunities that are available to Statex are so truly outstanding, surely other companies in the oil and gas business would recognize the opportunity as well. The Company's failure to draw acceptable interest when it tried to sell Statex a couple of years ago is another strong indication that its prospects are not as attractive as management seems to believe.

As we have previously stated, our current intention is to vote against the Company's proposed adoption of its Restated Agreement and Plan of Reorganization. In addition, we wanted to inform you that our current plan is to vote for Mr. Joseph S. Perinea, the proponent of the stockholder proposal in the Company's proxy, as a director of the Company. It is clear that this company needs board members who recognize that the cash generated by the Company should be paid out to the shareholders and not used to speculate on oil and gas drilling projects.

Thank you for your time and attention.

Sincerely,




ESL Partners, L.P.

By:  /s/ Edward S. Lampert
     ------------------------
     Edward S. Lampert


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